PUBLIC



SECU[RITIES AND EXCHANGE COMM]ISSION

10031157

Securities and Exchange Commission
RECEIVED
AUG 18 2010
Branch of Registrations and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/09 (MM/DD/YY) AND ENDING 6/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEQUOIA EQUITIES SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino McKenna LLP

(Name – *if individual, state last, first, middle name*)

12667 Alcosta Blvd., Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark S. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequoia Equities Securities Corporation, as of July 28, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President

Title

Notary Public


ANGELA MARIA AVALOS
Commission # 1851049
Notary Public - California
Contra Costa County
My Comm. Expires May 25, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TABLE OF CONTENTS

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants

12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sequoia Equities Securities Corporation
Walnut Creek, California

We have audited the accompanying statement of financial condition of Sequoia Equities Securities Corporation as of June 30, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sequoia Equities Securities Corporation at June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Armanino McKenna LLP
ARMANINO McKENNA LLP

July 27, 2010



SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2010

ASSETS

Cash	$ 13,962
Concessions receivable	5,500
Total assets	$ 19,462

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 5,500
Due to affiliated company	1,200
Total liabilities	6,700
Stockholders' equity	
Common stock of $3.33 par value. Authorized 10,000 shares; issued and outstanding 3,000 shares	9,999
Additional paid-in capital	194,276
Accumulated deficit	(191,513)
Total stockholders' equity	12,762
Total liabilities and stockholders' equity	$ 19,462

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Operations
For the Year Ended June 30, 2010

Revenues	
Concessions	$ 419,880
Total revenue	419,880
Expenses	
Commissions	419,880
Other operating expenses	21,775
Total expenses	441,655
Loss before income taxes	(21,775)
Income tax expense	800
Net loss	$ (22,575)

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, June 30, 2009	$ 9,999	$ 177,410	$ (168,938)	$ 18,471
Capital contributions	-	16,866	-	16,866
Net loss	-	-	(22,575)	(22,575)
Balance, June 30, 2010	$ 9,999	$ 194,276	$ (191,513)	$ 12,762

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended June 30, 2010

Cash flows from operating activities	
Net loss	$ (22,575)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Concessions receivable	(5,500)
Commissions payable	5,500
Due to affiliated company	(1,200)
Net cash used in operating activities	(23,775)
Cash flows from financing activities	
Capital contributions	16,866
Decrease in cash and cash equivalents	(6,909)
Cash and cash equivalents at beginning of year	20,871
Cash and cash equivalents at end of year	$ 13,962
Supplemental disclosures of cash flow information	
Cash paid during the year for	
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Sequoia Equities Securities Corporation ("the Company") was formed in March 1983 and is a registered broker-dealer with the Securities and Exchange Commission and the State of California and is a member of the Financial Industry Regulatory Authority (FINRA). The primary function of the Company is the brokering of real estate limited partnership units of partnerships formed by the Company's shareholders or other affiliates. The Company does not hold customer funds or invest in securities.

The Company receives support from an affiliated company for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses (see Note 5). The financial results of the Company would be significantly different absent this relationship with the affiliated company.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Revenue recognition

Concession revenue is generated from the brokerage of debt and equity investments, primarily real estate limited partnership units. Concession revenue is recognized as earned when funding has been completed according to terms of the offering agreements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The Company had no assets or liabilities at June 30, 2010 that required a fair value measurement.

Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes are provided for differences between financial statement balances and the related tax bases of assets and liabilities, at currently enacted tax rates. The Company has evaluated its current tax positions and has concluded that as of June 30, 2010, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Subsequent events

The Company has evaluated subsequent events through July 27, 2010, the date the financial statements were available to be issued.

3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of $5,000, and is required that the ratio of aggregate indebtedness (as defined) to net capital, shall not exceed 15 to 1 or 6-2/3%.

3. Net Capital Requirements (continued)

The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2010, the Company had net capital of $7,262 which was $2,262 in excess of its required net capital of $5,000. The Company's net capital ratio was .92 to 1 as of June 30, 2010.

4. Income Taxes

At June 30, 2010, there are federal net operating loss carry forwards of approximately $167,000 and state net operating loss carry forwards of approximately $98,000. The net operating losses expire in the years ending June 30, 2010 through June 30, 2030 for federal and June 30, 2010 through June 30, 2020 for state. Since the realization of the loss carry forwards does not meet the more-likely-than-not criteria required, a valuation allowance has been provided to eliminate the net deferred tax asset at June 30, 2010.

5. Affiliate Expense Agreement

The Company receives support from an affiliated company for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is being charged by an affiliated company a flat fee of $100 per month for its share of office operating expenses. Amounts owed under this agreement were $1,200 at June 30, 2010.

SUPPLEMENTARY INFORMATION

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2010

Net capital		
Stockholders' equity		$ 12,762
Less nonallowable assets		
Concessions receivable		(5,500)
Net capital		$ 7,262
Aggregate indebtedness		$ 6,700
Computation of basic net capital requirements		
Minimum net capital requirement (6-2/3% of aggregate indebtedness) ($5,000 minimum)	(A)	$ 5,000
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Net capital in excess of minimum requirement		$ 2,262
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 6,592
Ratio of aggregate indebtedness to net capital		0.92

Reconciliation with company's computation
(Included in Part II of Form X-17a-5(a) as of June 30) - no differences

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c-3-3
June 30, 2010

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule III - Information Relating to Possession
or Control Requirements Pursuant to Rule 15c3-3
June 30, 2010

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

ARMANINO MCKENNA LLP
Certified Public Accountants & Consultants

12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Sequoia Equities Securities Corporation
Walnut Creek, California

In planning and performing our audit of the financial statements and supplemental schedules of Sequoia Equities Securities Corporation (the "Company") as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report.



In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ARMANINO McKENNA LLP

ARMANINO McKENNA LLP

July 27, 2010